SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: September 2004	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

REPORT PURSUANT TO
SECTION 111(2) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 176(2) OF THE SECURITIES ACT (ALBERTA)
SECTION 110(2) OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)
SECTION 92(2) OF THE SECURITIES ACT (MANITOBA)
SECTION 101(2) OF THE SECURITIES ACT (ONTARIO)
SECTION 147.12 OF THE SECURITIES ACT (QUEBEC)
SECTION 107(2) OF THE SECURITIES ACT (NOVA SCOTIA)
SECTION 102(2) OF THE SECURITIES ACT (NEWFOUNDLAND)

The following information is filed pursuant to the provisions listed above under applicable securities legislation:

(a)	The name and address of the offeror:

BCE Inc. (“BCE”) 1000, rue de La Gauchetière Ouest Bureau 3700 Montréal, Québec, Canada H3B 4Y7

(b)
The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release and whether it was ownership or control that was acquired in those circumstances:

On September 23, 2004, BCE sold through the facilities of the Toronto Stock Exchange 6,000,000 common shares of Manitoba Telecom Services Inc. (“MTS”) at a price of $42.65 per share. These shares represented 7.55%[1] (calculated on a basic basis) and 7.02%[2] (calculated on a fully diluted basis) of the issued and outstanding common shares of MTS.

On September 22, 2004, MTS released preliminary information concerning its substantial issuer bid (“SIB”) indicating that its preliminary estimate of the pro-ration factor to be applied to shares of MTS properly deposited under the SIB was approximately 0.55. However, on September 27, 2004, MTS released final information concerning its SIB indicating that the pro-ration factor to be applied to shares of MTS properly deposited under the SIB had been increased to 0.6228. Based on this information, MTS has taken up and accepted for payment from BCE, at $43.00 per share, approximately 8,492,400 MTS common shares representing 10.69%[1] (calculated on a basic basis) and 9.94%[2] (calculated on a fully diluted basis) of the issued and outstanding common shares of MTS.

[1] Based on the number of issued and outstanding common shares of MTS as at September 21, 2004 (i.e., 79,438,272) as disclosed to BCE by Computershare Trust Company of Canada (“Computershare”).
[2] Based on the aggregate number of issued and outstanding common shares and Class B preference shares of MTS as at September 21, 2004 (i.e., 85,473,194) as disclosed to BCE by Computershare.

Following the announcement by MTS on September 27, 2004 that the final pro-ration factor under its SIB was increased from 0.55 to 0.6228, BCE purchased in the market 856,562 MTS common shares at a price of $43.42 per share in order to be in a position to settle the full number of MTS common shares that it sold on September 23, 2004.

(c)
The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:

As a result of the transactions disclosed under paragraph (b) above, BCE no longer owns any shares of MTS.

(d)	The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) above over which:

	(i)	The offeror, either alone or together with any joint actors, has ownership and control;

As disclosed in paragraph (c) above.

	(ii)	The offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and

Not applicable

	(iii)	The offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership;

Not applicable

(e)	The name of the market in which the transaction or occurrence that gave rise to the news release took place:

The sale of 6,000,000 MTS common shares referred to in paragraph (b) above was carried out through the facilities of the Toronto Stock Exchange.

The sale of approximately 8,492,400 MTS common shares referred to in paragraph (b) above was made to MTS under the terms and conditions of its SIB.

(f)
The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

3

The dispositions of MTS common shares referred to in paragraph (b) above are consistent with BCE’s previously announced intention (see BCE’s Early Warning Report dated August 3, 2004) to dispose of its MTS common shares in one or more transactions.

(g)
The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any securities:

Please refer to paragraph (g) of BCE’s Early Warning Report dated August 3, 2004. However, as disclosed in paragraph (c) above, BCE no longer owns any shares of MTS.

(h)	The names of any joint actors in connection with the disclosure required herein:

Not applicable.

(i)
In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

Refer to paragraph (b) above for more details concerning the sale of MTS common shares by BCE to MTS pursuant to the terms and conditions of the SIB.

(j)
If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities:

As described in paragraphs (b) and (c) above.

Dated the 27th day of September 2004.

BCE Inc.
By: (signed) Michael T. Boychuk
Name: Michael T. Boychuk Title: Senior Vice-President and Treasurer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: September 27, 2004